Exhibit 99.1

EXECUTION VERSION

DATED 22 JANUARY 2014

JUST ENERGY GROUP INC.
(as Issuer)

and

ISM CAPITAL LLP
(as Manager)

and

MACKIE RESEARCH CAPITAL CORPORATION
(as Manager)

——————————————————————

SUBSCRIPTION AGREEMENT

——————————————————————

Condor House
5-10 St. Paul’s Churchyard
London  EC4M 8AL
Tel. +44 (0)20 3201 5000
Fax: +44 (0)20 3201 5001
www.morganlewis.com
EU1/ 52170217.15

TABLE OF CONTENTS

Page

1	DEFINITIONS AND INTERPRETATION	2
2	CONDITIONS	9
3	ISSUE OF THE BONDS	10
4	AUTHORITIES	10
5	OFFERING	12
6	CLOSING IN RELATION TO THE BONDS	17
7	FEES, COMMISSIONS AND EXPENSES	18
8	WARRANTIES	19
9	INDEMNITY	19
10	TERMINATION	22
11	ANNOUNCEMENTS	24
12	UNDERTAKINGS	24
13	NOTICES	26
14	GOVERNING LAW AND APPOINTMENT OF PROCESS AGENTS	27
15	GENERAL	27
	Schedule 1 DOCUMENTS TO BE DELIVERED	30
	Schedule 2 WARRANTIES	31
	Schedule 3 WARRANTY CERTIFICATE	42

EU1/ 52170217.15

THIS SUBSCRIPTION AGREEMENT is dated 22 January 2014 and made between:

PARTIES:

1.
JUST ENERGY GROUP INC., a corporation incorporated under the Canada Business Corporations Act whose registered office is at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1, Canada (the “Issuer”);

2.	ISM CAPITAL LLP of 17 Old Court Place, London W8 4PL, United Kingdom (“ISM” and a “Manager”); and

3.	MACKIE RESEARCH CAPITAL CORPORATION of 199 Bay Street, Suite 4500, Commerce Court West, Box 368, Toronto, Ontario M5L 1G2, Canada (a “Manager” and, together with ISM, the “Managers”).

RECITALS:

(A)
The Issuer proposes, subject to the compliance with all conditions set out in this agreement, to issue up to US$150,000,000 6.5 per cent. Convertible Bonds due 2019 (the “Bonds”) on a private placement basis in accordance with exemptions from the registration and prospectus requirements of the Applicable Securities Laws (as defined herein).  The Managers propose, relying on the representations and warranties and subject to the terms and conditions set out herein, to use their reasonable endeavours, acting severally and not jointly nor jointly and severally, on an agency basis, to procure subscribers for the Bonds.

(B)
Each Bond will be convertible at the option of the relevant holder into fully paid common shares of the Issuer listed, as at the Closing Date (as defined herein) on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), upon the terms and subject to the conditions set out in the Trust Deed, at an initial conversion price of US$9.3762 per Share (as defined below), subject to adjustment as provided in, and otherwise on the terms of, the Trust Deed (the Shares issued on conversion of the Bonds being the “Conversion Shares”).

(C)
The Issuer proposes to make an offering of the Bonds on the terms and in the manner set forth herein and agrees that the Managers shall, subject to the conditions set forth herein, use their reasonable endeavours to procure subscribers for the Bonds.  The Bonds and the Conversion Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any securities laws of any state of the United States (as defined in Rule 902(l) of Regulation S under the U.S. Securities Act (“Regulation S”)). The Bonds and the Conversion Shares have not been and will not be offered, sold or delivered within the United States or to, or for the account or benefit of, a U.S. Person (as defined in Rule 902(k) of Regulation S).

(D)
The Issuer confirms that it will make or cause to be made an application for the Bonds to be admitted to the Official List of the UK Listing Authority (the “Official List”) and use all reasonable endeavours to procure that the Bonds will be admitted to trading on the Professional Securities Market (the “PSM”) of the London Stock Exchange plc (the “London Stock Exchange”) as soon as practicable after the Closing Date.

EU1/ 52170217.15
1

(E)
The Issuer confirms that, subject to the conditions set forth herein, it will apply for the conditional acceptance of the TSX with respect to the Offering (as defined below) prior to the Closing Date and the listing of the Conversion Shares on the TSX (as applicable) and will use all reasonable endeavours to obtain approval to list such Conversion Shares on the TSX.

(F)
The Issuer confirms that, subject to the conditions set forth herein, it will apply for and will use all reasonable endeavours to obtain all such approvals and registrations required for the listing of such Conversion Shares on the NYSE.

IT IS AGREED THAT:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement (including the recitals and the Schedules) the following words and expressions have the following meanings unless the context otherwise requires:

“Admission”	means admission of the Bonds to the Official List and admission to trading on the PSM.
“Agency Agreement”
means the agency agreement related to the Bonds to be dated on or around the Closing Date among the Issuer, U.S. Bank Trustees Limited as Trustee, Elavon Financial Services Limited, UK Branch, in its capacities as Principal Paying, Transfer and Conversion Agent and Share Trustee-Custodian and Elavon Financial Services Limited as Registrar.

“Applicable Securities Laws”
means all applicable securities laws, rules, regulations, notices and policies of securities regulatory authorities in the relevant jurisdictions in which the Bonds are being offered and includes Canadian Securities Laws.

“associated company”	means in relation to any person, any subsidiary undertaking or parent undertaking of it or any subsidiary undertaking of such a parent undertaking.
“Board”	means the board of directors of the Issuer from time to time or a duly authorised committee of it.
“Bondholders”	means a person in whose name a Bond is registered in the register of bondholders.
“Bonds”	means the 6.5 per cent. Convertible Bonds due 2019 to be issued by the Issuer.

EU1/ 52170217.15

“Business Day”	means a day (other than Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in Toronto, Ontario, Canada and London, England.
“Canadian Securities Administrators”	means the association of provincial and territorial securities regulators in Canada.
“Canadian Securities Laws”
means collectively, as applicable, the securities laws, regulations, instruments, rules, rulings and orders in each of the provinces and territories of Canada, the applicable published policy statements issued by the securities regulators in each of the provinces and territories of Canada and the policies of the TSX.

“Clearstream”	means Clearstream Banking, société anonyme, Luxembourg.
“Closing”	means the issue of the Bonds in accordance with Clause 6.1.
“Closing Date”	means 29 January 2014 or such other time or date for Closing as may be agreed by the Issuer and the Managers.
“Commission”	has the meaning given to that term in Clause 7.1.
“Common Depositary”	means a common depositary for Clearstream and Euroclear.
“Conditions”	means the conditions set out in Clause 2.1.
“Constating Documents”	means the Articles of Arrangement of the Issuer.
“Conversion Date”	has the meaning prescribed to that term in the Terms and Conditions of the Bonds.
“Conversion Shares”	has the meaning given to that term in the Recitals hereto.
“Credit Agreement”	has the meaning given to that term in the Terms and Conditions of the Bonds.
“Directors”	means the directors of the Issuer.

EU1/ 52170217.15

“Distributor”	means “Distributor” as defined in Rule 902(d) of Regulation S.
“Distribution Compliance Period”
means the 40-day period as defined in Rule 902(f) of Regulation S that begins on the later of (i) the date the Bonds are first offered to persons other than Distributors in reliance on Regulation S; or (ii) the Closing; provided that, all offers and sales by a Distributor of an unsold allotment or subscription shall be deemed to have been made during the Distribution Compliance Period.

“Euroclear”	means Euroclear Bank SA/NV as operator of the Euroclear System.
“FSMA”	means the UK Financial Services and Markets Act 2000.
“Global Bond”	means the global Bond in registered form exchangeable in limited circumstances into definitive registered Bonds as described in the global Bond.
“Group”	means the Issuer and the Restricted Subsidiaries from time to time and “member of the Group” shall be construed accordingly.
“IFRS”	means International Financial Reporting Standards as adopted by the International Accounting Standards Board.
“Indemnified Person”	means the Managers, any associated company of the Managers and each of their respective directors, officers, employees, affiliates and agents.
“Indemnity”	means the indemnity contained in Clause 9.2.
“Information Document”	Means the Confidential Information Document dated 10 January 2014 prepared by the Issuer in connection with the offering of the Bonds.
“Initial Conversion Price”	means US$9.3762 per Share.
“Intellectual Property Rights”
means patents, patent applications, utility models, trade marks, service marks, registered designs, unregistered design rights, copyrights, moral rights, technical drawings, business names, database rights, brand names, computer software programmes and systems, know-how, inventions, confidential information and other industrial or commercial intellectual property rights of any kind and in any place and whether registered or capable of registration or not and all applications for registration or protection of any of the above.

EU1/ 52170217.15

“Issue Price”	means, in relation to each US$1 principal amount of the Bonds, US$1.
“Issuer’s Account”	means: [INFORMATION REDACTED]
“Issuer’s Canadian Counsel”	means the Issuer’s counsel as to Canadian law, being Fasken Martineau DuMoulin LLP of 333 Bay Street, Suite 2400, Bay Adelaide Centre, Toronto, Ontario, Canada.
“Last Accounts”
means the audited consolidated financial statements as at and for the 12-month period ended on the Last Accounts Date, and the notes to and the auditor’s reports on them, having been prepared in accordance with IFRS and filed by the Issuer on SEDAR on 16 May 2013.

“Last Accounts Date”	means 31 March 2013.
“Long Stop Date”	means the date falling three months from the Closing Date.
“Managers’ Canadian Counsel”	means Blake, Cassels & Graydon LLP of 199 Bay Street, Suite 4000, Commerce Court West, Toronto, Ontario, Canada.
“Managers’ English Counsel”	means Morgan, Lewis & Bockius of Condor House, 5-10 St Paul’s Churchyard, London, United Kingdom EC4M 8AL.
“London Stock Exchange”	has the meaning given to it in the Recitals hereto.
“Material Adverse Effect” or “Material Adverse Change”
means an event or circumstance having, as applicable, any effect on or change in either the Issuer or any member of the Group or their respective businesses that is or can be reasonably expected to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Issuer or the members of the Group taken as a whole.

EU1/ 52170217.15

“NI 45-106”	means National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators.
“NYSE”	has the meaning given to that term in Recitals hereto.
“Offering”	means the offering of the Bonds by the Issuer pursuant to the terms of this agreement.
“Offering Circular”	means the offering circular to be dated as soon as reasonably practical after the Closing Date prepared by the Issuer in connection with the listing of the Bonds on the PSM.
“Official List”	has the meaning given to that term in the Recitals hereto.
“PSM”	means the Professional Securities Market of the London Stock Exchange.
“Public Record”
means the financial statements (including the Last Accounts), management’s discussion and analysis, annual information forms, information circulars, material change reports, technical reports, press releases and other continuous disclosure documents filed under the Issuer’s profile on SEDAR on or after 1 April 2011.

“Recognized Stock Exchange”	means a “recognized stock exchange” for purposes the Income Tax Act (Canada), R.S.C. 1985 (5th supp.) c. 1, ss. 248(1) and ss. 262(4), as amended.
“Regulation S”	has the meaning given to that term in the Recitals hereto.
“Restricted Subsidiaries”	has the meaning given to that term in the Terms and Conditions of the Bonds.
“Securities Act (Ontario)”	means the Securities Act (Ontario) R.S.O. 1990, C.S.5, as amended.
“SEDAR”	means the System for Electronic Document Analysis and Retrieval adopted by the Canadian Securities Administrators and with a website at www.sedar.com.
“Selling Restrictions”	means the selling restrictions set out in Clauses 5.4 through 5.9 of this Agreement.

EU1/ 52170217.15

“Share Trustee-Custodian”	means Elavon Financial Services Limited, UK Branch.
“Shares”	means the common shares in the capital of the Issuer.
“Specified Event”
means an event occurring or matter arising on or after the date of this Agreement and before the Closing Date which if it had occurred or arisen before such date would have rendered any of the Warranties materially untrue or materially incorrect.

“Stock Exchanges”	means each of the TSX, the NYSE and the PSM.
“Terms and Conditions of the Bonds”	means the terms and conditions of the Bonds in the agreed form to be set out in the Trust Deed.
“Transaction Documents”	means, together with this Agreement, the Agency Agreement and the Trust Deed.
“Trust Deed”	means the trust deed in the agreed form to be executed not later than the Closing Date by the Issuer, the Trustee and the Share Trustee-Custodian.
“Trustee”	means U.S. Bank Trustees Limited or such other person as may be agreed by the Issuer and the Managers.
“TSX”	has the meaning given to that term in the Recitals hereto.
“UKLA”	means the UK Listing Authority.
“United States”	has the meaning given to that term in the Recitals hereto.
“U.S. Person”	has the meaning given to that term in the Recitals hereto.
“U.S. Securities Act”	has the meaning given to that term in the Recitals hereto.
“Warranties”	means the warranties of the Issuer set out in Clause 8 and Schedule 2.
“Warranty Certificate”	means a certificate in the form set out in Schedule 3.

EU1/ 52170217.15

Schedule 3

1.2	Construction

1.2.1	In this Agreement, unless the context otherwise requires:

(a)
the “Managers”, the “Issuer”, the “Trustee” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees in accordance with, and subject to, the Transaction Documents;

(b)
any reference to a document being “in the agreed form” means in the form of the draft signed for the purpose of identification by the Managers’ English Counsel (on behalf of the Managers) with such alterations (if any) as may subsequently be agreed by the Issuer and the Managers;

(c)
a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(d)
 a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(e)	the Interpretation Act 1978 shall apply in the same way as it applies to an enactment;

(f)
save where the context otherwise requires and except as expressly provided to the contrary, words and expressions defined in the United Kingdom Companies Act 2006 have the same meaning when used in this Agreement;

(g)	references to Clauses, recitals and schedules are to Clauses of and recitals and schedules to this Agreement;

(h)	general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class or examples of acts matters or things;

(i)	references to hours of the day are to the time as it is in England; and

(j)
any reference to any English legal term for any legal concept shall, in respect of any jurisdiction other than England and Wales, be deemed to include an additional and separate reference to the legal concept which in that jurisdiction most nearly corresponds or approximates to that English legal term.

1.2.2	Section, Clause and Schedule headings are for ease of reference only.

EU1/ 52170217.15

1.3	Currency symbols and definitions

“US$” and “USD” denote the lawful currency of the United States of America. “C$” denotes the lawful currency of Canada.

2.	CONDITIONS

2.1	The obligations of the Managers under this Agreement are conditional upon:

2.1.1
the delivery to the Managers or to Managers’ English Counsel or Managers’ Canadian counsel (as applicable) on their behalf of each of the documents referred to in Schedule 1 by the times and in the form referred to in that schedule;

2.1.2	the Transaction Documents having been entered into by the Issuer and the respective other parties thereto, as applicable, by 9:00 a.m. London time on the Closing Date;

2.1.3	approvals having been obtained from any lenders or other parties, as necessary, for the Issuer to issue the Bonds;

2.1.4
all required governmental and/or regulatory approvals (in a form satisfactory to the Managers, acting reasonably) having been obtained for the Issuer to issue the Bonds and for the Issuer to meet its obligations under the Transaction Documents, save that this Clause 2.1.4 shall not apply to the approvals described in Clause 2.2 below;

2.1.5	the Issuer having complied with its obligations under this Agreement to the extent that such obligations are required to be performed prior to the Closing Date;

2.1.6
the Warranty Certificate in the form set out in Schedule 3 having been duly executed by the Issuer and dated on the Closing Date and having been delivered to the Managers or Managers’ English Counsel on their behalf on that date; and

2.1.7	the designation of the Bonds represented by the Global Bond as eligible for clearance and settlement through Euroclear and Clearstream having been received,

or (in the case of any time/date provided above) such later time or date (being not later than 3:00 p.m. on the Long Stop Date) as the Issuer and the Managers may agree in writing, provided that each of the parties shall perform its obligations under this Agreement until such time (if any) as any of the Conditions shall have become incapable of being satisfied. The Managers may at their discretion waive compliance with the whole or any part of this Clause 2.1.

2.2	The obligations of each of the Managers and the Issuer under this Agreement are conditional upon:

2.2.1
the Issuer having received written confirmation from the TSX of its conditional listing of the Conversion Shares on the TSX, it being understood that, having procured such confirmation, the final acceptance for the listing of the Conversion Shares on the TSX will be subject to (i) filing customary documents and (ii) payment of relevant listing fees; and

EU1/ 52170217.15

2.2.2
the Issuer having obtained from the NYSE conditional acceptance with respect to the Offering, the issuance of the Conversion Shares and the listing of the Conversion Shares on the NYSE, it being understood that, having procured such conditional acceptance, the final acceptance for the listing of the Conversion Shares on the NYSE will be subject to (i) filing customary documents and (ii) payment of relevant listing fees.

Compliance with the whole or any part of this Clause 2.2 may be waived if agreed in writing by both the Issuer and the Managers.

2.3
The Issuer shall procure due satisfaction of the Conditions set out in Clauses 2.1.1 and 2.1.2 and shall use all reasonable endeavours to procure the fulfilment of the other Conditions in each case by the times and dates (if any) stated in Clauses 2.1 and 2.2.

2.4
If any of the Conditions referred to in Clause 2.1 are not fulfilled (or waived in writing by the Managers) by 3:00 p.m. on the Long Stop Date, this Agreement shall automatically lapse and Clause 10.4 shall apply.  If any of the Conditions referred to in Clause 2.2 are not fulfilled (or waived in writing by both the Managers and the Issuer) by 3:00 p.m. on the Long Stop Date, this Agreement shall automatically lapse and Clause 10.4 shall apply.

3.	ISSUE OF THE BONDS

3.1	The Issuer undertakes to the Managers (subject to the terms and in accordance with the provisions of this Agreement) to issue the Bonds on the Closing Date as the Managers may direct.

3.2	The Issuer undertakes to the Managers that:

3.2.1	the Bonds will be issued in accordance with the terms of the Trust Deed;

3.2.2	the Global Bond in respect of Bonds will be in the form scheduled to the Trust Deed;

3.2.3	the definitive Bonds will not be issued in exchange for interests in the Bonds except as set out in the Trust Deed; and

3.2.4
the Terms and Conditions of the Bonds will at the time of issuance be as set out in the Trust Deed and in the agreed form, and prior to issuance no material amendment shall be made to the Terms and Conditions of the Bonds without the prior written approval of the Managers (such consent not to be unreasonably withheld or delayed).

4.	AUTHORITIES

4.1	The Issuer authorises and instructs the Managers to procure subscribers at the Issue Price for the Bonds on and subject to the terms of this Agreement and for such purpose:

4.1.1
irrevocably appoints the Managers as its agents for the purpose of procuring subscribers and confirms its authority to the Managers or their agents to seek commitments from subscribers only in those jurisdictions where they are properly registered to do so;

EU1/ 52170217.15

4.1.2	authorises the Managers to distribute after the Closing Date to purchasers of the Bonds, the Offering Circular in the form approved by the Issuer;

4.1.3
confers on the Managers and their respective agents all powers, authorities and discretions on behalf of the Issuer which are within its powers and necessary to implement the Offering in accordance with the terms of this Agreement; and

4.1.4
agrees to ratify and approve all documents, acts and things which the Managers and their agents shall lawfully do or have done in the exercise of or in contemplation of such appointment, powers, authorities and discretions.

4.2
The Issuer shall give all such assistance and provide any information within its possession as the Managers may reasonably require for the making and implementation of the Offering and will do (or procure to be done insofar as it is able) all such things and execute (or procure to be executed insofar as it is able) all such documents as may be reasonably necessary to be done or executed by the Issuer or on its behalf by its officers or employees in connection with the Offering.

4.3	The Issuer undertakes:

4.3.1
to, as soon as reasonably practical after the Closing Date, deliver to the UKLA copies of the Offering Circular and to take such other steps as may be required for the purpose of obtaining a listing of the Bonds on the PSM;

4.3.2
to use all reasonable commercial endeavours to obtain and maintain the listing of the Bonds for as long as any Bond remains outstanding and without prejudice to the generality of the foregoing, to furnish to the UKLA from time to time any and all documents, instruments, information and undertakings and publish all advertisements or other materials that may reasonably be required in order to maintain such listing of the Bonds; and

4.3.3
to ensure that the Shares, including the Conversion Shares after the Conversion Date, will as soon as practicable be listed for trading on the NYSE and the TSX in accordance with their respective rules, and shall use commercially reasonable efforts to maintain or cause the maintenance of such listing on either the TSX or the NYSE in accordance with their respective rules provided that, (i) if at any time the Issuer determines that it can no longer reasonably comply with the requirements for listing the Shares on the TSX or the NYSE, or if maintenance of such listing becomes unduly onerous, it will not be required to maintain a listing of the Shares on the TSX or the NYSE and, if it is no longer listed on  both the NYSE and the TSX, it will obtain and maintain a listing of such Shares on another Recognized Stock Exchange, and (ii) in connection with the completion of a merger, amalgamation, arrangement, business combination or take-over bid involving the Issuer, the Issuer shall use commercially reasonable efforts to ensure that the shares of the successor entity to the Issuer are listed on the TSX or the NYSE or another Recognized Stock Exchange and that appropriate amendments are made to the Terms and Conditions of the Bonds and the Trust Deed as are necessary, in the reasonable opinion of the Trustee, to ensure that the Bonds may be converted into shares of such successor entity, mutatis mutandis, in accordance with and subject to the Terms and Conditions of the Bonds as so amended.

EU1/ 52170217.15

4.4
If the Issuer is unable to obtain or maintain a listing of the Bonds on the PSM, having used all reasonable commercial endeavours to do so, or, if the maintenance of such listing is unduly onerous, the Issuer will instead use all reasonable commercial endeavours promptly to obtain, and thereafter to maintain, a listing for the Bonds on such other internationally recognised stock exchange as it may reasonably determine in consultation with the Trustee subject to the terms of the Trust Deed, provided that it is a Recognized Stock Exchange.

5.	OFFERING

5.1
Pursuant to but without limiting the authority in Clause 4.1, each of the Managers, acting severally and not jointly nor jointly and severally, agrees in reliance on the Warranties to use its reasonable endeavours to procure persons to subscribe at the Issue Price and otherwise upon the terms of the Transaction Documents for the Bonds by no later than 5:00 p.m. on the Business Day prior to the Closing Date.

5.2
Each of the Managers, acting severally and not jointly nor jointly and severally, warrants and undertakes to the Issuer in relation to all aspects of the Offering applicable to it that it (and each of its associated companies and each of their respective directors, officers, employees, affiliates and agents) has and will comply with the Selling Restrictions and with Applicable Securities Laws.  For greater certainty, neither Manager will be liable for any act, omission, default or conduct of or by the other Manager.

5.3
The Managers acknowledge that the Issuer has not authorised the issue of the Bonds in excess of the aggregate amount of the Bonds agreed to be issued under this Agreement. Nothing herein shall be construed so as to require the Issuer to issue Bonds for an aggregate principal amount in excess of US$150,000,000.

5.4
United States. The Managers acknowledge that the Bonds and the Conversion Shares have not been and will not be registered under the U.S. Securities Act, or any applicable securities laws of any state of the United States, and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, a U.S. Person.   Accordingly, each of the Managers, acting severally and not jointly nor jointly and severally, represents, warrants and covenants that:

5.4.1
it has not offered or sold, and will not offer or sell, (x) any Bonds constituting part of its allotment or (y) during the Distribution Compliance Period, any other Bonds, in each case, within the United States or outside of the United States except in accordance with Rule 903 of Regulation S; accordingly, neither it nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in: (i) any offer to sell, or any solicitation of an offer to buy, any Bonds to any person in the United States or to or for the account or benefit of a U.S. Person (other than a Distributor), (ii) any sale of Bonds to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was either a non-U.S. Person outside the United States or the Managers or their affiliates or a person acting on behalf of the Managers or their affiliates reasonably believed that such purchaser was a non-U.S. Person outside the United States (provided however that any offer or sale to a person in the United States that is either (a) excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(vi) of Regulation S or (b) holding accounts excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(i) of Regulation S, solely in their capacities as holders of such accounts, shall be deemed to be made outside the United States) or (iii) any “directed selling efforts” (as such term is defined in Regulation S) with respect to the Bonds;

EU1/ 52170217.15

5.4.2
at the Closing, each of the Managers, acting severally and not jointly nor jointly and severally, will be deemed to have represented that neither it nor any affiliate or person acting on its behalf offered or sold Bonds in the United States or to, or for the account or benefit of, a U.S. Person (other than a Distributor) excluding any offers or sales to a person in the United States that is either (i) excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(vi) of Regulation S or (ii) holding accounts excluded from the definition of U.S. Person pursuant to Rule 902(k)(2)(i) of Regulation S, solely in their capacities as holders of such accounts; and

5.4.3
if either of the Managers or any affiliate or person acting on behalf of either of them sells any of the Bonds to a purchaser who is a distributor, dealer (as defined in Section 2(a)(12) of the U.S. Securities Act) or a person receiving a selling concession, fee or other remuneration in respect of the Bonds prior to (i) with respect to the Bonds constituting part of its allotment, the distribution of its entire allotment or (ii) with respect to any other Bonds, the end of the Distribution Compliance Period, the relevant Manager, affiliate or person acting on behalf of either shall send a confirmation or other notice to such purchaser stating that the purchaser is subject to the same restrictions on offers and sales under Regulation S that apply to the Managers or such affiliate or person acting on their behalf.

5.5	Canada

5.5.1
Each of the Managers, acting severally and not jointly nor jointly and severally, represents that it: (i) will offer and sell the Bonds only to persons (A) who are not resident in Canada or (B) who have represented to it and the Issuer that such persons are “accredited investors,” as such term is defined in NI 45-106, and that such persons are purchasing the Bonds as principal, or deemed to be purchasing the Bonds as principal pursuant to section 2.3(4) of NI 45-106; (ii) will provide to the Issuer all necessary information in respect of the Managers and the initial purchasers of the Bonds only, to allow the Issuer to file all required forms with the TSX and the relevant securities commissions in Canada; (iii) will take no action in contravention of any of the Selling Restrictions; (iv) has complied and will comply with all applicable laws and regulations in each jurisdiction in which it offers, sells or delivers Bonds; (v) will not advertise the proposed sale of the Bonds in printed media of general and regular paid circulation, radio or television nor provide or make available to prospective purchasers of the Bonds any document or material which would constitute an offering memorandum under applicable Canadian Securities Laws; and (vi) will obtain, prior to the Closing Date, a duly executed purchase agreement or similar document in form and substance satisfactory to the Issuer from each purchaser of Bonds in Canada.  Accordingly, the Bonds and Conversion Shares must not be offered, sold, resold or traded in Canada unless: (i) an exemption from the prospectus requirements of applicable Canadian Securities Laws is available in connection therewith; or (ii) the Issuer is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade and:

EU1/ 52170217.15

(a)	such offer, sale, resale or trade occurs at least four months and one day following the date of issuance of the Bonds;

(b)
the purchase agreement entered into by any purchaser of the Bonds in Canada and any definitive certificate representing the Bonds delivered to any purchaser of Bonds in Canada bears the appropriate legend required by applicable Canadian Securities Laws;

(c)	the trade is not a “control distribution” as defined in applicable Canadian Securities Laws;

(d)	no unusual effort is made to prepare the market or to create a demand for the Bonds or the Conversion Shares (as the case may be) that are the subject of such offer, sale, resale or trade;

(e)	no extraordinary commission or consideration is paid to a person or company in respect of such offer, sale, resale or trade of the Bonds or Conversion Shares (as the case may be); and

(f)	if the selling shareholder or Bondholder is an insider or officer of the Issuer, he or she has no reasonable grounds to believe that the Issuer is in default of applicable Canadian Securities Laws.

5.5.2
Each of the Managers, acting severally and not jointly nor jointly and severally, represents that it will offer and sell the Bonds only to persons who have agreed that they will not, during the period ending on the date that is four (4) months plus one (1) day after the date of issuance of the Bonds pursuant to the terms of this Agreement, sell or otherwise effect a trade of any of the Bonds held by such purchaser to any person resident in any province or territory of Canada or any person acquiring such Bonds for the benefit of another person resident in any province or territory Canada, other than in a transaction which will be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws.

EU1/ 52170217.15

5.5.3
The Offering may only be undertaken in Canada through investment dealers properly registered to do so and only as permitted by and in accordance with Applicable Securities Laws and otherwise in compliance with the Selling Restrictions and the other provisions of this Agreement.

5.6	United Kingdom. Each of the Managers, acting severally and not jointly nor jointly and severally, represents that:

5.6.1
it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

5.6.2	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

5.7
European Economic Area. In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each of the Managers, acting severally and not jointly nor jointly and severally, agrees that, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), it has not made and will not make an offer of Bonds to which are the subject of the Offering to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, the obligation to publish a prospectus does not apply to any of the following types of offer:

5.7.1
to certain qualified investors, i.e. certain legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

5.7.2
to any legal entity that has two or more of either (a) if the offer is made to such legal entity in a member state which has implemented Directive 2010/73/EU of 24 November 2010 amending the Prospectus Directive (2001/71/EC) and the Transparency Directive (2004/109/EC) (the “Amending Directive”), (1) own funds in the amount of €2,000,000; (2) a total balance sheet of more than €20,000,000; and (3) an annual net turnover of more than €40,000,000, as shown in its last annual or consolidated accounts; or (b) if the offer is made to such legal entity in a member state which has not implemented the Amending Directive, (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

EU1/ 52170217.15

5.7.3
to fewer than 150 (or, if the offer is made into any member state which has not yet implemented the Amending Directive, 100) natural or legal persons (other than qualified investors) subject to obtaining the prior consent of the representative for any such offer;

5.7.4
to investors who acquire securities for a total consideration of at least €100,000 per investor (or, if the offer is made into any member state which has not yet implemented the Amending Directive, €50,000), for each separate offer;

5.7.5	an offer of securities whose denomination per unit amounts to at least €100,000 (or, if the offer is made into any member state which has not yet implemented the Amending Directive, €50,000);

5.7.6	an offer of securities with a total consideration for the offer in the European Union of less than €100,000, which shall be calculated over a period of 12 months; or

5.7.7	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

5.8
For purposes of clause 5.7, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each relevant member state.

5.9
No action has been or will be taken in any jurisdiction by the Issuer or the Managers that would, to the best of their knowledge, permit or constitute a public offering of the Bonds, or possession or distribution of any offering or publicity material relating to the Bonds, in any country or jurisdiction where action for that purpose is required. Accordingly, each the Managers, acting severally and not jointly nor jointly and severally, undertakes that it will not, directly or indirectly, offer or sell any Bonds or have in its possession, distribute or publish any offering circular, prospectus, listing document, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief (having made all reasonable enquiries), result in compliance with any applicable laws and regulations and under circumstances that will not require the Issuer to file a prospectus, registration statement or other similar document or to become subject to the continuous disclosure or ongoing reporting requirements in any country or jurisdiction as a result of or in connection with the sale of Bonds in such country or jurisdiction, and all offers and sales of Bonds by it will be made on the same terms.

5.10
Each of the Managers, acting severally and not jointly nor jointly and severally, warrants and undertakes to the Issuer that it (and each of its associated companies and each of their respective directors, officers, employees, affiliates and agents) will only procure purchasers each of whom has represented to the Managers and the Issuer, on its own behalf or on behalf of each beneficial purchaser for whom it acts (or is deemed to have represented in a term sheet, purchase agreement or other similar document in respect of the Offering delivered by it to initial subscribers of Bonds in the form approved by the Issuer), that such purchaser or beneficial purchaser is purchasing Bonds as principal for its own account for investment purposes and not with a view to resale or distribution and further acknowledges that:

EU1/ 52170217.15

(a)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Bonds and the Conversion Shares;

(b)	there is no government or other insurance covering the Bonds and the Conversion Shares;

(c)	there are risks associated with the purchase of the Bonds and the Conversion Shares;

(d)
there are restrictions on the person’s ability to resell the Bonds and the Conversion Shares, including but not limited to those set forth in Clause 5.5.2, and it is the responsibility of the purchaser of the Bonds to find out what those restrictions are and to comply with them before selling the Bonds or the Conversion Shares; and

(e)
the Issuer is relying on an exemption from the requirements to provide the purchaser with a prospectus and to sell securities through a person registered to sell securities under the Securities Act (Ontario) and other Applicable Securities Laws and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (Ontario) and other Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the purchaser.

6.	CLOSING IN RELATION TO THE BONDS

6.1	By 9:00 a.m. (London time) on the Closing Date, the Issuer shall:

6.1.1	deliver to the Managers those documents set out in Schedule 1 which are to be delivered at Closing;

6.1.2
deliver the Global Bond representing the aggregate principal amount of the Bonds, duly executed on behalf of the Issuer and authenticated in accordance with the Trust Deed, to the Common Depositary for credit on the Closing Date to the accounts of Euroclear and Clearstream with such Common Depositary; and

EU1/ 52170217.15

6.1.3	procure the entry in the register of Bondholders of the name of the Common Depositary as the registered holder of the Bonds.

6.2	Delivery of the Global Bond and completion of the entry of the name of the Common Depositary in the register of Bondholders shall constitute the issue and delivery of the Bonds.

6.3
Against delivery of the Bonds as provided in Clause 6.1, the Managers will pay or cause to be paid in US$ the net subscription monies that they have received for the Bonds (being the aggregate amount payable for the Bonds calculated at the Issue Price less the amounts specified or referred to in Clause 7 as payable to the Managers) to the Issuer’s Account. The Issuer acknowledges and agrees that in the event of failure by a subscriber to pay for the Bonds for which it has subscribed, the Managers shall not be under any obligation to make that payment to the Issuer (and the Managers acknowledge and agree that the Issuer shall be under no obligation to issue or deliver the corresponding Bonds).

7.	FEES, COMMISSIONS AND EXPENSES

7.1
The Issuer shall pay the Managers for their services to the Issuer under this Agreement and authorises the Managers to deduct from the subscription monies for the Bonds on the Closing Date an aggregate amount equal to 3.25% of the gross proceeds of the Offering (the “Commission”).  The Commission shall be divided between the Managers in accordance with the terms of the fee letter between the Managers dated on or about 22 January 2014.

7.2
The Issuer will bear all expenses of or incidental to the Offering including, without limitation, the fees of its and the Managers’ professional advisers (including the Managers’ reasonable legal fees as agreed between the Issuer and the Managers), the fees and expenses of the Principal Paying, Transfer and Conversion Agent, the Trustee, the Share Trustee-Custodian and the other Agents as defined in and appointed under the Agency Agreement and the Trust Deed, the cost of printing and distribution of the Offering Circular and all other documents connected with the Offering and all out of pocket expenses and disbursements properly incurred and (if requested by the Issuer) documented by the Managers, in each case to the extent previously agreed by the Managers and the Issuer. The Managers shall be entitled to deduct from the subscription monies for the Bonds on the Closing Date the aggregate of such expenses and the Issuer will otherwise immediately upon demand by the Managers reimburse to them the amount of any such reasonable expenses which they may have paid on behalf of the Issuer.

7.3	The amounts payable under Clause 7.1 and 7.2 may be withheld by the Managers from the amounts payable by the Managers under Clause 6.3 (without double counting).

7.4
All payments by the Issuer under this Agreement shall be paid without set-off or counterclaim and free and clear of and without deduction or withholding for or on account of any present or future taxes, levies, imposts, duties, fees, assessments or other charges of whatever nature imposed by or within Canada or any authority therein or thereof having power to tax (but excluding any income, profit, excess profit or similar taxes payable by the Managers in performance of their obligations under this Agreement or the other Transaction Documents) and all interest, penalties or similar liabilities with respect thereto, unless deduction or withholding of such taxes is required by law in which case the Issuer shall pay such additional amounts as may be necessary to ensure that the payee receives the full amount due as if no such deduction or withholding had been made.

7.5
Without prejudice to Clause 12.3, the Issuer will indemnify and hold the Managers harmless against any documentary, stamp or similar transfer or issue tax, including any interest and penalties (other than those arising as a result of gross negligence or wilful default of the Managers) on the issue of the Bonds in accordance with the terms of this Agreement, on the offer or distribution of the Bonds, or on the execution and delivery of this Agreement or the other Transaction Documents, or any taxes, included but not limited to any service tax (but excluding any income, profit, excess profit or similar taxes, payable by the Managers in performance of their obligations under this Agreement or the other Transaction Documents) which are or may be required to be paid under the laws of Canada, the United States of America or the United Kingdom or any political subdivision or taxing authority thereof or therein.

EU1/ 52170217.15

8.	WARRANTIES

8.1	The Issuer warrants to the Managers in the terms of Schedule 2 and acknowledges that the Managers are entering into this Agreement in reliance on the Warranties.

8.2
Where any of the Warranties are given to the best of the knowledge, information and belief of the Issuer (or qualified by any similar expression) the Issuer is deemed also to warrant that such Warranty has been given after due and applicable inquiries in connection with such facts or circumstances have been made.

8.3
If any breach of Warranty, a Specified Event or matter which may give rise to a claim under the Indemnity shall occur and come to the knowledge of the Issuer prior to the Closing Date, the Issuer shall immediately inform the Managers and provide them with such information with regard to such matter as the Managers shall reasonably require.

8.4	Except as specifically stated otherwise, each of the Warranties shall be true and valid as at the date hereof and shall be deemed repeated on the Closing Date.

9.	INDEMNITY

9.1
No claim shall be made against any Indemnified Person to recover any loss, damage, costs, charges or expenses which any member of the Group or any other person may suffer or incur by reason of or arising out of the performance by any Indemnified Person of its obligations under this Agreement or in connection with the Offering or the publication or dispatch of any of the Offering Circular save to the extent that such loss, damage, costs, charges or expenses arise(s) as a result of the gross negligence, fraud, wilful default or bad faith of such Indemnified Person or the material breach by it of this Agreement and/or applicable laws or regulations to the extent that they apply to the Indemnified Person.

9.2
The Issuer undertakes to the Managers to the fullest extent permitted by law to indemnify and keep indemnified each Indemnified Person against all claims, actions, demands, liabilities, judgments or proceedings in any jurisdiction which may be made, threatened, brought or established against it (together “Claims”) and against all loss (other than loss of profits), damages, costs, charges and expenses in any jurisdiction which any such person may suffer or incur (including but not limited to those suffered or incurred in disputing any Claim or in establishing its right to be indemnified under this Clause and/or in seeking advice as to any Claim) (together “Losses”) and which in any case directly or indirectly results from or is attributable to or would not have arisen but for the Offering or the transactions contemplated by this Agreement including without limitation:

EU1/ 52170217.15

9.2.1	the approval, dispatch or publication of the Offering Circular;

9.2.2	the issue of the Bonds;

9.2.3	any breach or alleged breach by the Issuer of any of the Warranties or any of its other obligations under this Agreement;

9.2.4	the proper performance by any Indemnified Person of its obligations under this Agreement or otherwise in connection with the Offering;

9.2.5	any failure or alleged failure by the Issuer to comply with any legal, statutory or regulatory requirement in relation to the Offering;

9.2.6	the Information Document containing a statement which is inaccurate or misleading in any material respect; and

9.2.7
the Offering Circular (including any amendment or supplement thereto) containing a misrepresentation or not containing or being alleged not to contain all information required to be stated in it or any statement in it being or being alleged to be defamatory, untrue, inaccurate, incomplete or misleading in any respect or having been or alleged to have been made negligently or otherwise without the required standard of skill and care or reasonableness (except any information or statement relating solely to the Managers or the members of any syndicate or selling group).

9.3
Clause 9.2 shall not apply to the extent that such Claim(s) or Loss(es) result(s) from the gross negligence, wilful default or bad faith of an Indemnified Person or material breach by it of this Agreement or applicable laws or regulations to the extent that they apply to the Indemnified Person.

9.4
The Issuer agrees that it will not without the prior written consent of the Managers (not to be unreasonably withheld or delayed) settle or compromise or consent to the entry of any judgement with respect to any pending or threatened Claim in respect of which indemnification may be sought under this Clause 9 unless such settlement, compromise or consent includes an unconditional release of all Indemnified Persons from all liability arising out of such Claim.

9.5
If the Issuer enters into any agreement or arrangement with any other adviser for the purpose of or in connection with the Offering, the terms of which provide that the liability of the adviser to the Issuer is excluded or limited in any manner, and a Manager may have joint or several liability with such adviser to the Issuer arising out of the performance of its duties under this Agreement, the Issuer shall not be entitled to recover any amount from such Manager which, in the absence of such exclusion or limitation, the relevant Indemnified Person would have been entitled to recover under the Civil Liability (Contribution) Act 1978 and the Issuer shall indemnify the Managers in respect of any increased liability to any third party which would not have arisen in the absence of such limitation.

9.6
Nothing in this Agreement shall operate so as to limit in any way the common law duty of the Managers to mitigate any loss incurred by them in relation to any claim under this Agreement, including for breach of Warranty but excluding any claim under the Indemnities.

EU1/ 52170217.15

9.7
If the Managers recover from some other person any sum which compensates them (or an Indemnified Person) for any loss in respect of any matter giving rise to a claim for breach of Warranty or this Agreement (including, for the avoidance of doubt, the Indemnity), then:

9.7.1	the amounts payable by the Issuer in respect of such claim shall be reduced by an amount equal to the sum so recovered (less the reasonable costs and expenses of recovering it); and

9.7.2
to the extent an amount shall already have been paid by the Issuer in respect of such claim, the Indemnified Person shall reimburse to the Issuer an amount equal to any sum so recovered (less the reasonable costs and expenses of its recovery) or (if less) the amount of such payment, and in no event shall an Indemnified Person be entitled to recover more than once for the same loss under this Agreement.

9.8
If any matter or thing contemplated by this Clause shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Person will notify the Issuer in writing, as soon as reasonably practical upon becoming aware of the same, of the nature of such Claim and the Issuer shall be entitled (but not required) to participate in and assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Person, acting reasonably.

9.9
In any such Claim, the Issuer shall be entitled to appoint counsel (including local counsel) of the Issuer’s choice at the Issuer’s expense to represent the Indemnified Person in any Claims for which indemnification is sought (in which case the Issuer shall not thereafter be responsible for the fees and expenses of any separate counsel, other than local counsel if not appointed by the Issuer, retained by the Indemnified Person or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the Indemnified Person (acting reasonably).  Notwithstanding the Issuer’s election to appoint counsel (including local counsel) to represent the Indemnified Person in respect of any Claim, the Indemnified Party shall have the right to employ separate counsel (including local counsel), and the Issuer shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Issuer to represent the Indemnified Person would present such counsel with a conflict of interest; (ii) the actual or potential defendants in any such Claim include both the Indemnified Person and the Issuer and the Indemnified Person, upon advice of counsel, shall have reasonably concluded that there may be legal defences available to it or other Indemnified Persons that are different from or additional to those available to the Issuer and it is reasonable in the circumstances to employ separate counsel; (iii) the Issuer shall not have employed counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action; or (iv) the Issuer shall authorise the Indemnified Person to employ separate counsel at the expense of the Issuer.

9.10
The Issuer shall not be liable for any settlement of any proceedings affected without their written consent, but if settled with such consent or if there be final judgement for the claimant, the Issuer agrees to indemnify the Indemnified Person against any loss, claim, damage, liability or expense by reason of such settlement or judgement.

EU1/ 52170217.15

9.11
The remedies provided for in this Clause 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity. No Indemnified Person will have any duty or obligation whether as a fiduciary or otherwise to any such person as a consequence of this Agreement.

9.12
The indemnity provisions contained in this Clause 9 and the representations and warranties of the Issuer and the Managers set forth in this Agreement shall survive and remain operative and in full force and effect regardless of (i) any termination of this Agreement or any other Transaction Documents, (ii) any investigation made by or on behalf of the Managers, their affiliates or any person controlling the Managers or by or on behalf of the Issuer, its officers or directors or any other person controlling them and (iii) acceptance of, and payment for, any of the Bonds.

10.	TERMINATION

10.1	If at any time prior to the Closing:

10.1.1	there has, in the reasonable opinion of the Managers, been a breach of any of the Warranties or any other obligations on the part of the Issuer under this Agreement; or

10.1.2	a Specified Event has, in the reasonable opinion of the Managers, occurred; or

10.1.3	any of the Conditions has not been fulfilled or waived in accordance with Clause 2,

(which, in the reasonable opinion of the Managers, constitutes a Material Adverse Effect or Material Adverse Change) then, upon the Managers giving notice of such matter to the Issuer, Clause 10.3 shall apply.

10.2	If at any time prior to Closing there happens, develops or comes into effect:

10.2.1
a general moratorium on commercial banking activities declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Canada, the United States of America or the United Kingdom, which in the reasonable judgment of the Managers, is material and adverse and that makes it, in the reasonable judgment of the Managers impracticable or inadvisable to market the Bonds or to enforce contracts for the sale of the Bonds on the terms and in the manner contemplated in the Transaction Documents; or

10.2.2
the declaration, outbreak, escalation or threatening of war or other hostilities, or the occurrence of any acts of terrorism or acts of God, or the declaration of a national emergency, which in the reasonable judgment of the Managers, acting reasonably, is material and adverse and that makes it, in the reasonable judgment of the Managers impracticable or inadvisable to market the Bonds or to enforce contracts for the sale of the Bonds on the terms and in the manner contemplated in the Transaction Documents; or

EU1/ 52170217.15

10.2.3
any suspension of or limitation on trading in any securities of the Issuer by the TSX or NYSE or any suspension of or limitation on trading generally on the TSX or NYSE which in the reasonable judgment of the Managers, acting reasonably, is material and adverse and that makes it, in the reasonable judgment of the Managers impracticable or inadvisable to market the Bonds or to enforce contracts for the sale of the Bonds on the terms and in the manner contemplated in the Transaction Documents; or

10.2.4
any regulatory or policy change, or any development involving a prospective regulatory or policy change (including but not limited to, a change in the regulatory environment in which the Issuer or any member of the Group operates or a change in the regulations and guidelines governing the terms of the Offering) or any order or directive from any governmental, regulatory or judicial authority or any announcement of the foregoing that, in the reasonable judgment of the Managers, would have a Material Adverse Effect and that makes it, in the reasonable judgment of the Managers impracticable or inadvisable to market the Bonds or to enforce contracts for the sale of the Bonds on the terms and in the manner contemplated in the Transaction Documents; or

10.2.5
any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the assets, liabilities, earnings, business prospects, management or operations of the Issuer or any member of the Group (taken as a whole) whether or not arising in the ordinary course of business that, in the reasonable judgment of the Managers, is material and adverse and that makes it, in the reasonable judgment of the Managers, impracticable or inadvisable to market the Bonds or to enforce contracts for the sale of the Bonds on the terms and in the manner contemplated in the Transaction Documents; or

10.2.6
to the extent rated by any nationally recognised statistical rating organisation, any downgrading of the rating of any bonds or other debt instruments issued by any member of the Group that makes it, in the reasonable judgement of the Managers, impracticable or inadvisable to market the Bonds or to enforce contracts for the sale of the Bonds on the terms and in the manner contemplated in the Transaction Documents; or

10.2.7
any other crisis of international or national effect or any change in any currency exchange rates or controls or in any financial, political, economic or market conditions or in market sentiment or any other calamity or crisis which, in any case, in the opinion of the Managers, acting reasonably, is materially adverse to the Offering, then, upon the Managers giving notice of such matter to the Issuer, Clause 10.3 shall apply.

10.3	Where this Clause 10.3 applies, the Managers may, in their absolute discretion (acting reasonably), following discussion with the Issuer:

10.3.1	allow the issue of the Bonds (in respect of which the Managers have received subscription moneys from subscribers) to proceed on the basis of the Transaction Documents; or

EU1/ 52170217.15

10.3.2
give notice to the Issuer (at the same time as the notice pursuant to Clause 10.1 or, as the case may be, Clause 10.2 or at any time after it), terminating this Agreement in which case Clause 10.4 shall apply.

10.4	If this Agreement is terminated by the Managers pursuant to the provisions of this Clause 10 or lapses in accordance with Clause 2.4:

10.4.1	no party to this Agreement will have any claim against any other party, except that:

(a)	such termination or lapse shall be without prejudice to any accrued rights or obligations under this Agreement;

(b)	the Issuer shall pay the expenses specified in Clause 7.1 already incurred, subject to Clause 7.4;

(c)	any payments required to be made in accordance with this Clause 10.4.1 shall be made within three Business Days after such termination or lapse; and

(d)	the provisions of Clauses 1, 5.2, 9, 10.4, 13, 14 and 15 shall remain in full force and effect; and

10.4.2
if so requested in writing by the Managers the Issuer shall make a press announcement in a form reasonably required by the Managers (subject to the Issuer’s obligations under Canadian Securities Laws to make timely disclosure of material information) or if the Issuer shall fail to do so the Managers may themselves make such announcement subject to prior consultation with the Issuer.

11.	ANNOUNCEMENTS

Between the date hereof and the date which is 60 days after the Closing Date (inclusive), the Issuer will, and will cause all other parties acting on its behalf, to notify and consult with the Managers (unless prevented by applicable law or regulation) prior to issuing any announcement concerning, or which could be material in the context of, the offering and distribution of the Bonds and the Issuer shall take into account such requests as the Managers shall reasonably make with respect to such announcements.

12.	UNDERTAKINGS

The Issuer undertakes to the Managers as follows:

12.1
Except (i) for the Bonds and the Conversion Shares and (ii) as contemplated in the Transaction Documents, the Issuer will, for a period of 90 days after the Closing Date, notify and consult with the Managers prior to the issuance, offer, sale, contract to sell, pledge or disposal (or publicly announcing any such issuance, offer, sale, contract to sell, pledge or disposal) by the Issuer or any of its Restricted Subsidiaries of (A) any Shares or securities convertible or exchangeable into or exercisable for Shares or (B) warrants or other rights to purchase Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the Shares, including equity swaps, forward sales and options representing the right to receive any Shares except in conjunction with (x) the grant or exercise of stock options and other similar issuances pursuant to the existing stock option plans of the Issuer and other existing share compensation arrangements (including without limitation the Restricted Share Grant Plan, the Share Option Plan, the Deferred Compensation Plan and the Performance Bonus Plan, each such term as defined in the Credit Agreement); (y) the terms of any outstanding securities of the Issuer or agreements of the Issuer disclosed in the Public Record; and (z) the issuance of securities in connection with any share acquisitions in the normal course of business.

EU1/ 52170217.15

12.2
The Issuer will promptly make or procure there are made all required notifications, registrations and filings and obtain, comply with and maintain in force all approvals and filings as may from time to time be required in relation to the Bonds and the Conversion Shares (save to the extent specified in the Selling Restrictions). Any notifications, registrations and filings shall, to the extent permitted by law, be made in compliance with the Issuer’s obligations under Clause 11.

12.3
The Issuer will pay (i) any stamp, issue, registration, documentary or other similar taxes and duties, including interest and penalties, payable on or in connection with the Offering, including the creation and issue of the Bonds or the execution or delivery of the Transaction Documents or the admissibility in evidence in England, the United States of America or Canada of the Transaction Documents, in each case arising in England, the United States of America or Canada; and (ii) in addition to any amount payable by it under this Agreement, any value added, turnover or similar tax payable in respect of that amount (and references in this Agreement to such amount shall be deemed to include any such taxes so payable in addition to it).

12.4
Between the date hereof and the Closing Date (both dates inclusive), the Issuer nor any person acting on its behalf will take, directly or indirectly, any action designed to or which constitutes or which might reasonably be expected to cause or result in an adjustment of the Initial Conversion Price.  For so long as any Bonds remain outstanding, the Issuer will comply with the provisions of Conditions 7.2.12, 7.2.13 and 7.2.14 of the Terms and Conditions of the Bonds, in connection with effecting or permitting any corporate action which would require an adjustment to the Initial Conversion Price pursuant to Condition 7.2 of the Terms and Conditions of the Bonds.

12.5
The Issuer will forthwith notify the Managers if at any time prior to the payment of the net subscription monies to the Issuer on the Closing Date anything occurs which renders or would be reasonably expected to render untrue or incorrect in any material respect any of the Warranties, undertakings and indemnities herein and will forthwith take such steps as may be reasonably requested by the Managers to remedy and publicise the same.

12.6
If, after the completion of the Offering, the Issuer agrees to sell in a brokered private placement offering within 6 (six) months of the closing of the Offering debt securities which  (i) are convertible into equity securities and (ii) are either fungible with the Bonds or are offered in jurisdictions other than Canada and the United States (an “Additional Offering”), the Managers shall be granted the first right of refusal to act as lead agents or lead underwriters with any applicable third party agent or underwriter, as the circumstances dictate, for such Additional Offering.  The Issuer agrees to provide the Managers with prior written notice of any Additional Offering, including the details upon which the Issuer is prepared to proceed with such Additional Offering, and the Managers shall have three (3) business days to reply to the Issuer regarding their acceptance to act as lead agents or lead underwriters with any applicable third party agent or underwriter for such Additional Offering.

EU1/ 52170217.15

13.	NOTICES

13.1
Any notice to be given under this Agreement shall be in writing (not including email or other writing on the screen of a visual display unit or other similar device which shall not be treated as writing for the purposes of this Agreement) and shall be delivered or sent to:

13.1.1	in the case of the Issuer:

Address:	Just Energy Group Inc.
6345 Dixie Road, Suite 200
Mississauga
Ontario L5T 2E6, Canada

Fax:	+1 905 564 6069

Attention:	General Counsel

13.1.2	in the case of the Managers:

Address:	ISM Capital LLP
17 Old Court Place
London
United Kingdom W8 4PL

Fax:	+44 20 7938 8981

Attention:	Senior Partner
and
Address:	Mackie Research Capital Corporation
199 Bay Street, Suite 4500
Commerce Court West, Box 368
Toronto, Ontario M5L 1G2, Canada

Fax:	+1 416 860 8671

Attention:	Manager, Equity Capital Markets

13.2
Any notice shall be valid if delivered by hand or sent by legible facsimile transmission or pre-paid first class post (airmail if sent to or from an address outside the United Kingdom) and if delivered by hand or sent by legible facsimile transmission shall conclusively be deemed to have been given or served at the time of despatch and if sent by post in the manner described above shall conclusively be deemed to have been received 48 hours from the time of posting (or 72 hours if sent to or from an address outside the United Kingdom).

EU1/ 52170217.15

14.	GOVERNING LAW AND APPOINTMENT OF PROCESS AGENTS

14.1
This Agreement and any non-contractual obligations connected with it are governed by English law. The parties irrevocably agree that all disputes arising under or in connection with this Agreement, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, regardless of whether the same shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.

14.2
For the benefit of the Managers, the Issuer irrevocably agrees that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and that, accordingly, any legal action or proceedings arising out of or in connection with this Agreement (“Proceedings”) may be brought in those courts and the Issuer irrevocably submits to the non-exclusive jurisdiction of those courts.

14.3
Nothing in this Clause 14 shall limit the right of the Managers to take Proceedings against the Issuer in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the Managers from taking Proceedings in any other jurisdiction, whether concurrently or not.

14.4
The Issuer irrevocably waives any objection which it may at any time have to the laying of the venue of any Proceedings in any court specified in this Clause 14 and any claim that any such Proceedings have been brought in an inconvenient forum.

14.5
The Issuer shall ensure that there is at all times appointed an agent for service of process on it in England in relation to any matter arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Issuer and the Issuer shall notify the Managers of the name of such agent and their contact details.

14.6
If any process agent appointed by the Issuer pursuant to this Clause 14 ceases to have an address in England, it irrevocably agrees to appoint a new process agent and to deliver to the Managers within 14 days a copy of a written acceptance of appointment by its new process agent.

14.7
The Issuer confirms that Fasken Martineau LLP, 17 Hanover Square, London W1S 1HU, United Kingdom is appointed as its agent for service of process on it in England in relation to any matter arising out of this Agreement.

15.	GENERAL

15.1
Any time, date or period referred to in this Agreement may be extended by mutual agreement between the parties but as regards any time, date or period as originally fixed or so extended, time shall be of the essence.

15.2
The Issuer (i) acknowledges and agrees that the Managers may have certain statutory obligations as registrants under the Applicable Securities Laws and may have fiduciary relationships with their clients; and (ii) consents to the Managers acting hereunder while continuing to act for their clients. To the extent that the Managers’ statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients (if any) conflict with its obligations hereunder, the Managers shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Managers from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as fiduciaries of their clients.

EU1/ 52170217.15

15.3
The obligations and liabilities of any party shall not be affected by any time, forbearance, indulgence, release or compromise given to him or any other party, nor by any other matter or circumstance which (but for this provision) would operate to affect any such obligations except an express written release by all the parties to whom the relevant obligations and liabilities are owed or due.

15.4
This Agreement and the other Transaction Documents together constitute the entire agreement between the Parties with respect to the matters provided for herein and each of the Managers acknowledges and agrees that it has not relied on any representation, warranty or undertaking not set out in this Agreement and that in the absence of fraud it will not have (and waive) any right or remedy arising out of any such representation, warranty or undertaking.

15.5
The provisions of this Agreement shall remain in full force and effect, subject to the Limitation Act 1980 of the United Kingdom, notwithstanding the completion of all matters, arrangements and transactions referred to in or contemplated by this Agreement and regardless of any investigation by any party to this Agreement.

15.6
This Agreement may be entered into in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and by the parties to it on separate counterparts, each of which when executed and delivered shall be an original but all the counterparts shall together constitute one and the same instrument.

15.7
The Issuer may not assign any of its rights or transfer any of its obligations without the prior consent of the Managers (not to be unreasonably withheld or delayed).  The Managers may not assign any of their rights or transfer any of their obligations without the prior consent of the Issuer (not to be unreasonably withheld or delayed).

15.8	The parties agree and acknowledge that:

15.8.1
nothing in this Agreement, except for Clauses 9.1 and 9.2 which are intended to benefit Indemnified Persons who are not parties to this Agreement (subject to such Indemnified Persons not being able to take any step to enforce any right under such Clauses without the consent of the Managers), is intended to benefit any person who is not a party to it (a “Non-Party”) and accordingly, except as stated otherwise, no Non-Party (including, for greater certainty, any subscriber for Bonds from either of the Managers) has any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement; and

15.8.2	no consent of any Non-Party shall be required for any rescission of or amendment to this Agreement.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Remainder of page intentionally left blank

EU1/ 52170217.15

EU1/ 52170217.15

SCHEDULE 1

DOCUMENTS TO BE DELIVERED

1.
Save to the extent that they have been delivered to the Managers prior to signature of this Agreement, each of the following documents is to be executed and delivered, in a form previously approved by the Managers, to the Managers or to the Managers’ English Counsel on its behalf, before 9:00 a.m. on the Closing Date (or such other time as is specified below):

1.1	a certified copy of the minutes of a meeting of the Board:

(a)	authorising the execution of this Agreement;

(b)	approving the Offering; and

(c)	authorising the application for Admission in principle.

1.2	a copy of the Agency Agreement in the agreed form;

1.3	a copy of the Trust Deed in the agreed form;

1.4	the Warranty Certificate;

1.5	opinions dated the Closing Date of:

(a)	Issuer’s Canadian Counsel, as to Canadian law, in the agreed form; and

(b)	Managers’ English Counsel, as to English law, in the agreed form;

1.6	the current notice of Constating Documents and any amendments thereto of the Issuer, certified by an officer or Director;

1.7	the letter from the Issuer appointing a process agent to receive service of process in England;

1.8	a copy of the letter from NYSE providing conditional approval for the listing of the Conversion Shares on the NYSE; and

1.9	a copy of the TSX conditional acceptance letter regarding the listing of the Conversion Shares.

EU1/ 52170217.15

SCHEDULE 2

WARRANTIES

The Issuer warrants to the Managers as follows:

1.	Public Record and Information Document

1.1	Each statement in the Public Record made by the Issuer was correct and not misleading in any material respect at the time it was made.

1.2	Each statement in the Information Document was correct and not misleading in any material respect as at the date of the Information Document.

2.	Authorities

2.1
The authorised share capital of the Issuer at the date of this Agreement is an unlimited number of common shares, of which 143,585,935 common shares are issued and outstanding, and 50,000,000 preference shares, of which none are issued and outstanding, and is not subject to any lien, encumbrance, equity, charge or third party right or restriction on transfer either imposed by the Issuer or of which the Issuer is aware and will confer upon any subscriber for Bonds when the Bonds convert to Conversion Shares the rights and restrictions set out or referred to in the Constating Documents of the Issuer.

2.2
All sums, due in respect of the allotted or issued share capital of the Issuer have been paid to and received by the Issuer and, save as disclosed in the Public Record, there are no allotted but unissued shares or outstanding options or other rights to subscribe for or call for the allotment of any shares or securities convertible into shares or loan capital of the Issuer.

2.3
The Issuer has the power to issue the Bonds in the manner proposed in this Agreement and the other Transaction Documents and all necessary steps have been taken or will be taken prior to Closing for the Bonds, when issued, to constitute valid and legally binding obligations of the Issuer which will at all times rank pari passu and without preference among themselves.

2.4
This Agreement has been duly authorised, executed and delivered by the Issuer and constitutes, and the other Transaction Documents, (assuming due authorisation and execution thereof by the other parties thereto) have been duly authorised by the Issuer and when executed and delivered by the Issuer will constitute, valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms subject, as to enforcement, to bankruptcy, insolvency, reorganisation, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and the Issuer has the corporate power and authority to execute and perform its obligations under this Agreement and the other Transaction Documents.

2.5
The Conversion Shares have been duly authorised by the Issuer and when issued and delivered in the manner contemplated by the Bonds and the Trust Deed, will have been duly and validly issued and fully paid, will be non-assessable, will conform in all material respects to the description thereof in the Constating Documents of the Issuer and will rank pari passu with the other Shares then outstanding save in relation to any dividends declared and for which the record date is prior to their issue.

EU1/ 52170217.15

2.6
The Issuer has sufficient authorised share capital to satisfy the issue of such number of Shares as would be required to be issued on conversion of all the Bonds and the Issuer has reserved out of its authorised but unissued share capital such number of Shares as would be required to be issued as Conversion Shares; the shareholders of the Issuer have no pre-emptive or similar rights to acquire the Bonds or the Conversion Shares and there are no restrictions on transfers of the Bonds or the voting or transfer of the Conversion Shares except as required by Applicable Securities Laws and the Constating Documents of the Issuer; all of the outstanding Shares have been, and all of the Conversion Shares will be, when issued upon conversion of the Bonds, duly listed and admitted for trading on the TSX and/or NYSE and/or similar stock exchange as contemplated in this Agreement; the Conversion Shares will, when issued and delivered in accordance with the Bonds and the Trust Deed, be transferable with good and valid title to such Shares, as applicable, free and clear of all liens, encumbrances, security interests or claims of third parties granted by, through or under the Issuer (save to the extent granted by a Bondholder) subject to Applicable Securities Laws.

2.7
Other than as described herein or in the other Transaction Documents, the issue of the Bonds and the Conversion Shares to be issued upon conversion of the Bonds by the Issuer, the entry into this Agreement and the performance of the Issuer’s obligations under it and full implementation of the matters stated as proposed to be undertaken as referred to in the backgrounds and the Transaction Documents are within the corporate power of the Issuer without the need for any further sanction, approval, licence or consent of shareholders of the Issuer or any class of them or of any other person and will comply with and will not be in breach of the relevant requirements of applicable laws, rules and regulations of any jurisdiction, the Constating Documents and any amendments thereto of the Issuer and the agreements and other instruments to which any member of the Group is a party or by which it or its property is bound and will not infringe any limits, restrictions, obligations or commitments of or any member of the Group howsoever arising or result in the imposition on or variation of any rights or obligations of any member of the Group, in any such case in a manner which would have a Material Adverse Effect.

2.8
Other than as described herein or in the other Transaction Documents, no  consent, approval, authorisation or order of, or qualification or filing with, any governmental body or agency is required for the issue of the Bonds or for the performance by the Issuer of its obligations under the Transaction Documents and the Bonds, except with respect to the approval by the UKLA for the Bonds to be admitted to the Official List, by the London Stock Exchange for the Bonds to be admitted to trading on the PSM, final acceptance of the TSX and the NYSE and customary filings pursuant to Applicable Securities Laws.

3.	Financial

3.1	The audited consolidated financial statements of the Issuer for the two years ended on the Last Accounts Date:

EU1/ 52170217.15

(a)	were prepared in accordance with IFRS, consistently applied except as disclosed or stated in the relevant accounts; and

(b)
give a true and fair view of the state of affairs of the Issuer (together with its consolidated subsidiaries) at the relevant balance sheet dates and of the profits and losses and cash flows of the Issuer (together with its consolidated subsidiaries) for such periods;

(c)
either make proper provision for, or, where appropriate, include a note in accordance with good accounting practice in respect of all liabilities, whether actual, deferred, contingent or disputed, of the Issuer (together with its consolidated subsidiaries) as at the relevant dates; and

(d)	were audited by Ernst & Young LLP, who are independent chartered accountants with respect to the Issuer as required by Applicable Securities Laws.

3.2
The Issuer has established a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Issuer’s consolidated financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorisations of management and the directors of the Issuer, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Issuer’s consolidated financial statements.

3.3	Since the Last Accounts Date, other than as disclosed in the Public Record:

(a)	the operations of the Group have been carried on in the ordinary and usual course and there has been no Material Adverse Change;

(b)
no member of the Group has otherwise than in the ordinary course of business entered into or assumed or incurred any contract, commitment (whether in respect of capital expenditure or otherwise) borrowing, indebtedness in the nature of borrowing, guarantee, liability (including contingent liability) or other obligation of a long term, unusual or onerous nature or which involves or could involve an obligation of a material nature or magnitude, other than as previously disclosed to the Managers in writing;

(c)
no member of the Group is involved in any claim or dispute with any taxation or excise authorities anywhere in the world which could reasonably be considered or expected to have a Material Adverse Effect if determined by a court of final appeal in a manner adverse to such member of the Group, and to the best of the knowledge information and belief of the Issuer, there is no significant risk that such a claim or dispute will be made or arise; and

(d)
there has been no Material Adverse Effect resulting from the loss of any important customer or source of supply or any abnormal factor(s) not affecting similar businesses to a similar extent and to the best of the knowledge and belief of the Issuer, there are no facts or circumstances likely to give rise to any such Material Adverse Effect.

EU1/ 52170217.15

3.4
There has never been a “reportable event” (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) during the past 10 years with the present or any former auditor of the Issuer.

3.5
Other than as disclosed in the Public Record, all required information, notices, computations and returns have been duly submitted by each member of the Group to all relevant taxation or excise authorities and such information, notices, computations and returns are true and accurate in all material respects and are not the subject of any material dispute with such taxation or excise authorities, and all taxation of any nature whatsoever for which each member of the Group is liable (insofar as such taxation is payable and was required to have been paid) has been duly paid.

3.6
No notice has been received and, to the best of the knowledge, information and belief of the Issuer, no circumstances have arisen or are about to arise such that any person is or would become, with the giving of notice or lapse of time, entitled to require payment of indebtedness in respect of any material borrowing by any member of the Group before its stated maturity and, to the best of the knowledge, information and belief of the Issuer, no person to whom any material indebtedness is owed in respect of monies borrowed by any member of the Group which are payable on demand proposes to demand repayment of such indebtedness at present.

3.7
No event has occurred and is subsisting or to the best of the knowledge, information and belief of the Issuer is about to occur (including the entry into this Agreement and the performance of the Issuer’s obligations under it and full implementation of the matters stated as proposed to be undertaken as referred to in the Public Record) which (i) constitutes or would constitute or would with the giving of notice and/or the lapse of time constitute an infringement or default, of any obligation under any arrangement to which any member of the Group is a party or by which it or any of its interests, properties, revenues or assets are bound or (ii) if the Bonds had already been issued would constitute an Event of Default (as defined in the Trust Deed) or require an adjustment of the Initial Conversion Price of the Bonds, in each case which would have a Material Adverse Effect on the Issuer, or on the ability of the Issuer to perform any of its obligations under the Transaction Documents, or which are otherwise material in the context of the issue of the Bonds.

3.8
Payments of principal and interest on the Bonds will be made by the Issuer without withholding or deducting for any taxes, duties or other charges of whatever nature of Canada, or any political subdivision or authority thereof or therein having power to tax, to the extent that interest is not paid to a Bondholder who is a non-resident of Canada for purposes of the Income Tax Act (Canada) and who either (a) does not deal at arm’s length with the Issuer within the meaning of the Income Tax Act (Canada) or (b) is a “specified shareholder” of the Issuer within the meaning of subsection 18(5) of the Income Tax Act (Canada).

4.	Market Disclosure

4.1	As of the date hereof, the Issuer has notified the market of all material changes required to be notified by it in accordance with the rules of the TSX and NYSE and Canadian Securities Laws.

EU1/ 52170217.15

4.2
Each statement of fact in the Public Record made by the Issuer was correct and not misleading when made (by itself or in its context) and the Public Record does not omit a statement of fact where such omission would make the Public Record incorrect or misleading.

4.3
There are no material changes concerning the Group which have not been publicly disclosed in the Public Record which if disclosed by the Issuer would be reasonably expected to have a significant effect on the market price of Common Shares or which would be reasonably expected to affect the decision of a potential subscriber to subscribe for the Bonds.

4.4
Each expression of opinion or intention or expectation in the Public Record made by the Issuer was made on reasonable grounds after due and careful enquiry and was truly and honestly held by the Issuer and was fairly based. There was no other fact known or which could on reasonable enquiry have been known to the Issuer omitted to be disclosed in the Public Record which, by such omission, would make any such statement or expression made by the Issuer in the Public Record misleading (by itself or in its context).

4.5	So far as the Issuer is aware, it is in compliance with and will comply with all applicable laws and the applicable requirements of the TSX and NYSE with respect to the Bonds and the Offering.

5.	Litigation

5.1
Other than as described in the Public Record, no member of the Group nor any person for whom the Issuer or such a member is vicariously liable, has any claim outstanding against it nor is it engaged in or affected by any legal or arbitration proceedings (or in any proceedings with any governmental or other body or any other governmental, revenue or regulatory investigations or enquiries) which if determined adversely to the Issuer could have a Material Adverse Effect, and no such proceedings, investigations or enquiries are threatened or pending nor, to the best of the knowledge, information and belief of the Issuer, are there any circumstances which may give rise to any such proceedings, investigations or enquiries.

5.2
Other than as permitted in the Transaction Documents, no member of the Group has taken any action nor have any proceedings been served on or notified to any member of the Group, nor to the best of the knowledge, information and belief of the Issuer, have any steps been taken or proceedings started or threatened against any member of the Group for its winding up or dissolution or for it to enter into any arrangement or composition for the benefit of creditors, or the appointment of a receiver, administrative receiver, trustee or similar officer of any member of the Group or any of its interests, properties, revenues or assets nor has any distress, execution or other similar process been commenced or undertaken in respect of any member of the Group nor is there any unfulfilled or unsatisfied judgment or court order outstanding against any member of the Group.

6.	Group Operations

6.1
The Issuer and each other member of the Group has been duly formed and is validly existing under the laws of its place of incorporation and has full corporate power and authority to carry on its business and own, lease and operate its properties and assets as at the date of this Agreement and has carried on its business in compliance in all material respects with all legal and regulatory requirements applicable to such business.

EU1/ 52170217.15

6.2
The Issuer and each member of the Group is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on, and holds all licences, permissions, authorisations and consents necessary to enable it to carry on its business currently conducted and described in the Public Record, and all such licences, permissions, authorisations and consents are in full force and effect and, there are no circumstances which indicate that any of them may be revoked, rescinded, avoided or repudiated or not renewed in whole, or in part, in the ordinary course of events except where failure to hold such licences, permissions, authorisations and consents would not have a Material Adverse Effect.

6.3
The businesses, undertakings and other assets of the Group are insured to levels and against risks which the Issuer reasonably considers to be prudent having regard to the businesses carried on by the Group and to the best of the knowledge, information and belief of the Issuer there are no circumstances which could render any of such insurances void or voidable and there is no material insurance claim made by or against any member of the Group pending, threatened or outstanding.

6.4
None of the Issuer nor any member of the Group is in violation of its constitutional  documents, by-laws or resolutions of its directors or shareholders or in default in the performance of any mortgage, trust deed, loan agreement, lease or other agreement or instrument to which the Issuer or any member of the Group is a party or by which any are bound or to which any of the property or assets of the Issuer or any member of the Group is subject, and no event has occurred or been threatened which, with notice or lapse of time or both, would constitute such a violation or default, in each case which violation, default or defaults, individually or in the aggregate, would have a Material Adverse Effect on the Issuer.

6.5
Other than as previously disclosed to the Managers, there is no person, firm or corporation acting or, to the Issuer's knowledge, purporting to be acting for the Issuer entitled to any commission, brokerage or finder's fee payable by or on behalf of the Issuer in connection with the Offering or any of the transactions contemplated in connection with the Offering, except the Managers as provided herein and other than in respect of other registered brokers, investment dealers and broker dealers retained or solicited by the Managers to form a syndicate or selling group.

6.6
The minute books and records of the Issuer and any member of the Group for the period from their respective dates of incorporation to the date hereof are all of the minute books and records of the Issuer and any member of the Group and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Issuer and any member of the Group to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Issuer and any member of the Group during such period not reflected in such minute books and other records, other than those which are not material to the Issuer and any member of the Group, taken as a whole.

EU1/ 52170217.15

6.7
Neither the Issuer nor any member of the Group is in default or breach in any material respect of any contract, document, lease or other instrument to which it is a party or by which it may be bound as would not, individually or in the aggregate, have a Material Adverse Effect and there exists no state of facts which after notice or the passage of time, or both, would constitute such a default or breach and all such contracts, documents, leases and other instruments are now in good standing in all material respects and the Issuer or member of the Group, as the case may be, is entitled to all of its benefits, rights and privileges thereunder in accordance with the terms thereof.

7.	Intellectual Property and Data Protection

7.1
Other than as previously disclosed to the Managers in writing or as would not have a Material Adverse Effect, the Issuer, or another member of the Group, is the sole unencumbered legal and beneficial owner, capable of transferring with full title guarantee and, where registered, the sole registered proprietor of, all the Intellectual Property Rights owned by the Group (“the Group’s Intellectual Property Rights”) and is otherwise entitled to use all Intellectual Property Rights used in or in connection with its business, free from any licence, sub-licence or royalty obligations.

7.2	None of the Group’s Intellectual Property Rights has been wrongfully or unlawfully acquired by the Issuer.

7.3
Neither the validity nor subsistence of the Group’s Intellectual Property Rights nor the Issuer’s right, title or interest in any third party Intellectual Property Rights is the subject of any current, pending or threatened challenge, claim or proceedings, including for opposition, cancellation, revocation or rectification.  The Group’s right, title or interest in the Group’s Intellectual Property Rights has not been the subject of any claim, challenge or proceedings and so far as the Issuer and the Directors are aware there are no facts or matters which might give rise to any such challenge, claim or proceedings.

8.	Property/Real Estate

8.1
Each member of the Group has good and marketable title or an existing lease with respect to all items of real and personal property that are necessary to conduct the businesses now operated by the Group, in each case free and clear of all liens, encumbrances and defects other than any liens, encumbrances and defects (i) which are permitted under the terms of the Credit Agreement, (ii) which are described in the Public Record or (iii) which would not be material in the context of the Offering.

8.2
Any and all of the material agreements and other documents and instruments pursuant to which the members of the Group hold their respective property and assets (including any option agreement or any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (subject to general applicable principles of equity and insolvency), other than as would not have a Material Adverse Effect, and no member of the Group is in default in any material respect under any such agreements, documents or instruments, nor has any such default been alleged.

EU1/ 52170217.15

9.	Environment

9.1
The Group is not and to the best of the knowledge, information and belief of the Issuer has at no time been in violation of any statute, law, rule, regulation, judgment, order, writ, decree or ordinance (“Legal Requirements”) relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, Legal Requirements relating to the release of threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Legal Requirements”) in respect of operations carried on by the Group. To the best of the knowledge, information and belief of the Issuer there are no pending actions, claims or demands asserting any such violation against the Group or any member thereof.

9.2
The Group has all licences, consents, permits, exemptions, authorisations, approvals, orders and other concessions required under any applicable Environmental Legal Requirements that materially relate to the business carried out by the Group and each member thereof, and is in compliance with such requirements, except where such licences, consents, permits, exemptions, authorisations, approvals, orders and other concessions are not yet capable of being applied for or where failure to hold such licences, consents, permits, exemptions, authorisations, approvals, orders and other concessions would not have a Material Adverse Effect.

9.3
Other than as described in the Public Record, so far as the Issuer is aware, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action by any governmental authority or other party, against or adversely affecting the Group relating to Hazardous Materials or Environmental Legal Requirements.

10.	Pensions

10.1	No member of the Group:

(a)
is paying or is under a liability (actual or contingent) to pay or secure any pension or other benefit on retirement, death or disability or on the attainment of a specified age or on the completion of a specified number of years of service other than in the ordinary course of business; nor

(b)	has any obligations to provide any benefit or payment in respect of retirement, pension, death or disability for any person other than in the ordinary course of business.

10.2	No member of the Group is, or has ever been, the trustee of (or principal employer for) any pension scheme or retirement benefit plan other than in the ordinary course of business.

EU1/ 52170217.15

11.	Canadian Securities

11.1
The Issuer is, and will at the Closing Date be, a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador.

11.2	No order ceasing or suspending trading in any securities of the Issuer has been issued and no proceedings for such purpose have been threatened or, to the best knowledge of the Issuer, are pending.

12.	United States Securities

12.1	The Issuer is a “foreign issuer” as defined in Rule 902(e) of Regulation S.

12.2	The Issuer is not an “investment company” as such term is defined in the United States Investment Company Act 1940, as amended.

12.3
No registration of the Bonds is required under any United States state or federal securities laws in relation to the issue and sale by the Issuer of the Bonds in the manner contemplated by the Transaction Documents, and the Transaction Documents do not require qualification under the United States Trust Indenture Act of 1939, as amended.

12.4
The Issuer has offered and it agrees with the Managers that it will offer and sell Bonds outside the United States only in “offshore transactions” within the meaning of and in accordance with the requirements of Rule 903 of Regulation S.

12.5
Neither the Issuer nor any of its affiliates, nor any person acting on its or their behalf (other than the Managers, as to whom no representation is made), directly or indirectly has engaged or will engage in any “directed selling efforts” in the United States with respect to the issue of the Bonds, within the meaning of Rule 902(c) of Regulation S; each of the Issuer, its affiliates and any person acting on its or their behalf (other than the Managers, as to whom no representation is made) has complied with any “offering restrictions” required by Regulation S; and neither the Issuer nor any of its affiliates or any person acting on its or their behalf (other than the Managers, as to whom no representation is made) has taken or will take any action, directly or indirectly, to cause the issue and/or the sale of the Bonds and the Conversion Shares to fail to be exempt from the registration requirements of the U.S. Securities Act or any applicable securities laws of any state of the United States.

13.	Stock Exchanges

The Issuer is in material compliance with the rules and regulations of the TSX and the NYSE.

14.	Office of Foreign Assets and Control

14.1
Neither the Issuer nor any member of the Group will use the proceeds of the Offering to (i) fund any operations of, finance any investments or activities in, or make any payments to, any person named on the list of Specially Designated Nationals or Blocked Persons maintained by the United States Treasury’s Office of Foreign Assets Control or (ii) fund any operations in, finance any investments or activities in, or make any payments to, an agency of the government of a country, an organisation controlled by a country, or a person resident in a country that is subject to a sanctions program administered by the United States Department of the Treasury’s Office of Foreign Assets Control under 31 C.F.R. Chapter V.

EU1/ 52170217.15

15.	Corruption/Money Laundering

15.1
Neither the Issuer nor any member of the Group, nor any officer, agent, employee, affiliate or other person associated with or, to the best knowledge of the Issuer, acting on behalf of the Issuer or any member of the Group has, in connection with the business of the Issuer or any member of the Group (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, pay-off, influence payment, kickback or other unlawful payment.

15.2
The operations of the Issuer, its affiliates and the Group are and have been conducted at all times in compliance with the money laundering statutes of all jurisdictions in which it operates, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency having jurisdiction over the Group, authority or body or any arbitrator involving the Issuer, any of its affiliates, the Group with respect to Money Laundering Laws is pending or, to the best knowledge of the Issuer, having made due and careful enquiry, threatened.

15.3
To the best of the knowledge and belief of the Directors, neither the Issuer, nor any member of the Group, any director, officer, nor employee of the Group, is aware of or has taken any action in relation to the Group's business, directly or indirectly, that could result in a violation by such persons of the United States Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations thereunder (the “FCPA”) (including, without limitation, making use of the mail or any means or instrument of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorisation of the payment of any money, or other property, gift, promise to give, or authorisation of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political office, in contravention of the FCPA), the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), the Bribery Act 2010 (the “Bribery Act”), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) (the “CFPOA”) or any similar law or regulation in any relevant jurisdiction, to which the Issuer, any member of the Group or any director, officer, or employee of any member of the Group is subject; and the Issuer, each member of the Group has conducted their businesses in compliance with the FCPA, the OECD Convention, the Bribery Act, the CFPOA and any applicable similar law or regulation.

EU1/ 52170217.15

16.	PFIC

The Issuer believes that it was not a passive foreign investment company (“PFIC”) within the meaning of the United States Internal Revenue Code of 1986, as amended, for its prior tax year and, based on current business plans and financial projections, the Issuer expects that it will not be a PFIC for its current tax year and for the foreseeable future and will not become a PFIC solely as a result of the Offering.

17.	No Fiduciary Relationship

The Issuer acknowledges and agrees that (i) the purchase and sale of the Bonds pursuant to this Agreement, including the determination of the issue of the Bonds and any related discounts and commissions, is an arm’s-length commercial transaction between the Issuer, on the one hand, and the Managers, on the other hand; (ii) the Managers has not assumed nor will it assume an advisory or fiduciary responsibility in favour of the Issuer with respect to the Offering or the process leading thereto (irrespective of whether the Managers has advised or is currently advising the Issuer on other matters) and the Managers has no obligation to the Issuer with respect to the Offering except the obligations expressly set forth in this Agreement; (iii) the Managers and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Issuer; and (iv) the Managers has not  provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Issuer has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. This Agreement supersedes any prior agreement or understanding (whether written or oral) between the Issuer and the Managers with respect to the subject matter of this Warranty.

EU1/ 52170217.15

SCHEDULE 3

WARRANTY CERTIFICATE

To:

ISM Capital LLP

Mackie Research Capital Corporation

29 January 2014

Dear Sirs

We refer to the Subscription Agreement dated 22 January 2014 among (1) Just Energy Group Inc., (2) ISM Capital LLP and (3) Mackie Research Capital Corporation (the “Agreement”). Words and expressions defined in the Agreement have the same meanings in this letter.

We confirm to you that in relation to the Bonds:

1.	each of the Conditions has been, or will, upon delivery of this letter, be satisfied or fulfilled in accordance with its terms; and

2.	none of the Warranties was breached, or untrue, or inaccurate or misleading in any material respect at the date of the Agreement and no Specified Event has occurred.

This letter, which has been delivered to you prior to 9:00 a.m. on the Closing Date, is to be released to you at 9:00 a.m. (London time) on the Closing Date.

.....................................
duly authorised on
behalf of Just Energy Group Inc.

EU1/ 52170217.15

This Agreement has been entered into on the date first above written.

SIGNED for and on behalf of
JUST ENERGY GROUP INC.

By: (Signed) Beth Summers
Name: Beth Summers
Title: Chief Financial Officer

SIGNED for and on behalf of
ISM CAPITAL LLP

By: (Signed) Cliff Siegal
Name:  Cliff Siegal
Title: Chairman

SIGNED for and on behalf of
MACKIE RESEARCH CAPITAL CORPORATION

By: (Signed) Bill Wasson
Name: William Wasson
Title: Managing Director

EU1/ 52170217.15